Exhibit 99.7

Independent Auditor’s Consent

We consent to the incorporation by reference in Registration Statement No. 333-178956 on Form F-10 and to the use of our report dated March 5, 2012 relating to the consolidated financial statements of Brookfield Canada Office Properties, (formerly, Brookfield Office Properties Canada) (the “Trust”) appearing in this Annual Report on Form 40-F of the Trust for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 30, 2012

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